Term Sheet To product supplement B dated July 31, 2015, prospectus supplement dated July 31, 2015 and prospectus dated July 31, 2015	Term Sheet No. 2530B Registration Statement No. 333-206013 Dated August 27, 2015; Rule 433
Deutsche Bank

Structured Investments	Deutsche Bank AG $ Notes Linked to the MDAX® Index (Total Return) due September 15, 2016

General

•	The notes are designed for investors who seek a return at maturity linked to the performance of the MDAX® Index (Total Return) (the “Underlying”), which measures the performance of the shares of 50 mid-cap companies from classic sectors (i.e., sectors other than technology sectors) that are listed on the FWB® Frankfurt Stock Exchange. The notes do not pay any coupons or dividends and investors should be willing to lose some or all of their investment if the level of the Underlying decreases or fails to increase sufficiently to offset the effect of the Adjustment Factor. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due September 15, 2016

•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.

•	The notes are expected to price on or about August 28, 2015 (the “Trade Date”) and are expected to settle on or about September 2, 2015 (the “Settlement Date”).

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying:	MDAX® Index (Total Return) (Ticker: MDAX)
Payment at Maturity:

At maturity, you will receive a cash payment per $1,000 Face Amount of notes, calculated as follows:

$1,000 x (1 + Underlying Return) x Adjustment Factor

Your investment will be fully exposed to any decline in the level of the Underlying. The Adjustment Factor will reduce your return regardless of whether the level of the Underlying increases or decreases over the term of the notes. You will lose some or all of your initial investment if the level of the Underlying as measured from the Initial Level to the Final Level decreases or fails to increase sufficiently to offset the effect of the Adjustment Factor. Any payment at maturity is subject to the credit of the Issuer.

Underlying Return:	The performance of the Underlying from the Initial Level to the Final Level, calculated as follows:
Final Level — Initial Level
Initial Level
The Underlying Return may be positive, zero or negative.
Adjustment Factor:	0.9800
Initial Level:	The closing level of the Underlying on the Trade Date
Final Level:	The closing level of the Underlying on the Final Valuation Date
Trade Date[2]:	August 28, 2015
Settlement Date[2]:	September 2, 2015
Final Valuation Date[1,2]:	September 12, 2016
Maturity Date[1,2]:	September 15, 2016
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	25152RN66 / US25152RN668

1 Subject to adjustment as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

2 In the event that we make any change to the expected Trade Date or Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement, page PS-5 of the accompanying prospectus supplement and page 12 of the accompanying pr0spectus and “Selected Risk Considerations” beginning on page 6 of this term sheet.

The Issuer’s estimated value of the notes on the Trade Date is approximately $962.90 to $982.90 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page 2 of this term sheet for additional information.

By acquiring the notes, you will be bound by, and deemed to consent to, the imposition of any Resolution Measure (as defined below) by our competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures” on page 3 of this term sheet for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$7.50	$992.50
Total	$	$	$

(1) JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, which we refer to as JPMS LLC, or one of its affiliates will act as placement agents for the notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer that will not exceed $7.50 per $1,000 Face Amount of notes.

(2) Please see “Supplemental Plan of Distribution” in this term sheet for more information about fees.

The notes are not bank deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

JPMorgan

Placement Agent

August 27, 2015

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

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Resolution Measures

On May 15, 2014, the European Parliament and the Council of the European Union published a directive for establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive requires each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany has adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “Resolution Act”), which became effective on January 1, 2015. The Resolution Act may result in the notes being subject to any Resolution Measure by our competent resolution authority if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. By acquiring the notes, you will be bound by and deemed to consent to the provisions set forth in the accompanying prospectus, which we have summarized below.

By acquiring the notes, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by our competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the notes may be subject to the powers exercised by our competent resolution authority to: (i) write down, including to zero, any payment (or delivery obligations) on the notes; (ii) convert the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; and/or (iii) apply any other resolution measure, including (but not limited to) a transfer of the notes to another entity, an amendment of the terms and conditions of the notes or the cancellation of the notes. We refer to each of these measures as a “Resolution Measure.”

Furthermore, by acquiring the notes, you:

•	are deemed irrevocably to have agreed, and you will agree: (i) to be bound by any Resolution Measure; (ii) that you will have no claim or other right against us arising out of any Resolution Measure; and (iii) that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture dated November 22, 2006 among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar, as amended and supplemented from time to time (the “Indenture”), or for the purpose of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the notes; and

•	will be deemed irrevocably to have (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the notes and (ii) authorized, directed and requested The Depository Trust Company (“DTC”) and any participant in DTC or other intermediary through which you hold such notes to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the notes as it may be imposed, without any further action or direction on your part or on the part of the trustee, paying agent, issuing agent, authenticating agent, registrar or calculation agent.

This is only a summary, for more information please see the accompanying prospectus dated July 31, 2015, including the risk factor “The securities may become subordinated to the claims of other creditors, be written down, be converted or become subject to other resolution measures. You may lose part or all of your investment if any such measure becomes applicable to us.”

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Additional Terms Specific to the Notes

You should read this term sheet together with product supplement B dated July 31, 2015, the prospectus supplement dated July 31, 2015 relating to our Series A global notes of which these notes are a part and the prospectus dated July 31, 2015. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement B dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006059/crt_dp58181-424b2.pdf

Prospectus supplement dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

Prospectus dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000119312515273165/d40464d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this term sheet and in “Risk Factors” in the accompanying product supplement, prospectus supplement and prospectus, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

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What Are the Possible Payments on the Notes at Maturity, Assuming a Range of Hypothetical Performances for the Underlying?

The table below illustrates a range of hypothetical payments at maturity on the notes. These examples illustrate that you will lose some or all of your initial investment if the level of the Underlying as measured from the Initial Level to the Final Level decreases or fails to increase sufficiently to offset the effect of the Adjustment Factor. The hypothetical returns set forth below reflect the Adjustment Factor of 0.9800. The table and hypothetical examples set forth below are for illustrative purposes only. The actual return applicable to a purchaser of the notes will be based on the performance of the Underlying, determined using the closing level of the Underlying on the Final Valuation Date. The numbers appearing in the table and examples below may have been rounded for ease of analysis. You should consider carefully whether the notes are suitable to your investment goals.

Hypothetical Underlying Return (%)	Hypothetical Return on Notes (%)	Hypothetical Payment at Maturity ($)
100.00%	96.00%	$1,960.00
90.00%	86.20%	$1,862.00
80.00%	76.40%	$1,764.00
70.00%	66.60%	$1,666.00
60.00%	56.80%	$1,568.00
50.00%	47.00%	$1,470.00
40.00%	37.20%	$1,372.00
30.00%	27.40%	$1,274.00
20.00%	17.60%	$1,176.00
10.00%	7.80%	$1,078.00
2.04%	0.00%	$1,000.00
1.00%	-1.02%	$989.80
0.00%	-2.00%	$980.00
-10.00%	-11.80%	$882.00
-20.00%	-21.60%	$784.00
-30.00%	-31.40%	$686.00
-40.00%	-41.20%	$588.00
-50.00%	-51.00%	$490.00
-60.00%	-60.80%	$392.00
-70.00%	-70.60%	$294.00
-80.00%	-80.40%	$196.00
-90.00%	-90.20%	$98.00
-100.00%	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments on the notes at maturity set forth in the table above are calculated.

Example 1: The Final Level is greater than the Initial Level, resulting in an Underlying Return of 20.00%. Because the Final Level is greater than the Initial Level, the Underlying Return is positive and the investor receives a Payment at Maturity of $1,176.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 x (1 + Underlying Return) x Adjustment Factor

$1,000 x (1 + 20.00%) x 0.9800 = $1,176.00

Example 2: The Final Level is greater than the Initial Level, resulting in an Underlying Return of 1.00%. In this case, even though the Final Level is greater than the Initial Level and the Underlying Return is positive, the investor receives a Payment at Maturity that is less than $1,000 per $1,000 Face Amount of notes because the increase in the level of the Underlying as measured from the Initial Level to the Final Level is not sufficient to offset the effect of the Adjustment Factor. The investor receives a Payment at Maturity of $989.80 per $1,000 Face Amount of notes, calculated as follows:

$1,000 x (1 + Underlying Return) x Adjustment Factor

$1,000 x (1 + 1.00%) x 0.9800 = $989.80

Example 3: The Final Level is less than the Initial Level, resulting in an Underlying Return of -40.00%. Because the Final Level is less than the Initial Level, the Underlying Return is negative and the investor will lose approximately 41.20% of its investment due

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to the exposure to the Underlying performance and the deduction of the Adjustment Factor. Therefore, the investor receives a Payment at Maturity of $588.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 x (1 + Underlying Return) x Adjustment Factor

$1,000 x (1 + –40.00%) x 0.9800 = $588.00

Selected Purchase Considerations

•	THE ADJUSTMENT FACTOR REDUCES THE PAYMENT AT MATURITY — Because the Adjustment Factor is applied to the payment at maturity, the Adjustment Factor will reduce the return on the notes regardless of whether the Final Level is greater than, equal to or less than the Initial Level.

•	FULL DOWNSIDE EXPOSURE — You will lose some or all of your investment at maturity if the Final Level decreases or fails to increase sufficiently from the Initial Level to offset the effect of the Adjustment Factor. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

•	RETURN LINKED TO THE PERFORMANCE OF THE MDAX® Index (Total Return) — The return on the notes, which may be positive, zero or negative, is linked to the performance of the MDAX® Index (Total Return) as described herein. The MDAX® Index (Total Return) is a stock index calculated, published and disseminated by Deutsche Börse AG. The MDAX® Index measures the performance of the shares of 50 mid-cap companies from classic sectors (i.e., sectors other than technology sectors) that are listed on the FWB® Frankfurt Stock Exchange (the “FWB”) and, in terms of market capitalization and stock exchange trading volume, rank below the DAX® Index. The DAX® Index is comprised of the 30 largest and most actively traded companies listed on the FWB. The MDAX® Index is a performance (i.e., total return) index, which reinvests all income from dividend and bonus payments in the MDAX® portfolio. This is only a summary of the MDAX® Index (Total Return). For more information on the MDAX® Index (Total Return), including information concerning its composition, calculation methodology and adjustment policy, please see “The MDAX® Index (Total Return)” in this term sheet.

•	TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the stocks composing the Underlying. In addition to these selected risk considerations, you should review the “Risk Factors” sections of the accompanying product supplement, prospectus supplement and prospectus.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive, zero or negative. In addition, the Adjustment Factor will reduce your return regardless of whether the level of the Underlying increases or decreases from the Initial Level to the Final Level. If the Final Level decreases or fails to increase sufficiently from the Initial Level to offset the effect of the Adjustment Factor, you will lose some or all of your investment in the notes. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

•	THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your initial investment at maturity.

•	THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

•	THE NOTES MAY BECOME SUBORDINATED TO THE CLAIMS OF OTHER CREDITORS, BE WRITTEN DOWN, BE CONVERTED OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union published the Bank Recovery and Resolution Directive for establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany has adopted the Resolution Act, which became effective on January 1, 2015. The Resolution Act may result in the notes being subject to the powers exercised by our competent resolution authority to impose a Resolution Measure on us, which may include: writing down, including to zero, any payment on the notes; converting the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; or applying any other resolution measure, including (but not limited to) transferring the notes to another entity, amending the terms and conditions of the notes or cancelling of the notes. We expect additional Resolution Measures to become applicable to us when the European regulation of July 15, 2014 relating to the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (commonly referred to as the “SRM Regulation”) becomes effective on January 1, 2016. On May 26, 2015, the German Federal Government published a draft bill of a Resolution Mechanism Act. One of this law’s primary purposes would be to conform German law to the SRM Regulation. In addition, the draft bill proposes that in the event of an insolvency proceeding, senior unsecured debt instruments would by operation of law rank junior to all other outstanding unsecured unsubordinated obligations, but in priority to all contractually subordinated instruments. The proposed subordination would not apply if the terms of the senior unsecured debt instruments provide that (i) the repayment amount depends on the occurrence or non-occurrence of a future event, or will be settled in kind, or (ii) the interest amount depends on the occurrence or non-occurrence of a future event, unless it depends solely on a fixed or variable reference interest rate and will be settled in cash. Instruments that are typically traded on money markets would not be subject to the proposed subordination. The proposed order of priorities would apply to insolvency proceedings commenced on or after January 1, 2016. If enacted, the proposed subordination of senior unsecured debt instruments could apply to the notes, which would most likely result in a larger share of loss being allocated to the notes in the event of an insolvency proceeding or the imposition of any Resolution Measures by the competent resolution authority. The final version of the Resolution Mechanism Act may provide for additional Resolution Measures that may become applicable to us. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. You may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us.

By acquiring the notes, you would have no claim or other right against us arising out of any subordination or Resolution Measure, and we would have no obligation to make payments under the notes following the imposition of a Resolution

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Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Indenture or for the purpose of the Trust Indenture Act. Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure.

•	THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

•	INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE STOCKS COMPOSING THE UNDERLYING — The return on the notes may not reflect the return you would have realized if you had directly invested in the stocks composing the Underlying. For instance, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks composing the Underlying would have.

•	IF THE LEVEL OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the level of the Underlying. Changes in the level of the Underlying may not result in comparable changes in the value of your notes.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have any voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks composing the Underlying would have.

•	THE SPONSOR OF THE UNDERLYING MAY ADJUST THE UNDERLYING IN WAYS THAT AFFECT THE LEVEL OF THE UNDERLYING, AND HAS NO OBLIGATION TO CONSIDER YOUR INTERESTS —The sponsor of the Underlying (the “Index Sponsor”) is responsible for calculating and maintaining the Underlying. The Index Sponsor can add, delete or substitute the Underlying components or make other methodological changes that could change the level of the Underlying. You should realize that the changing of Underlying components may affect the Underlying, as a newly added component may perform significantly better or worse than the component it replaces. Additionally, the Index Sponsor may alter, discontinue or suspend calculation or dissemination of the Underlying. Any of these actions could adversely affect the value of, and your return on, the notes. The Index Sponsor has no obligation to consider your interests in calculating or revising the Underlying.

•	The NOTES Are Subject to Risks Associated with Mid-Size Capitalization Companies — The stocks composing the Underlying are issued by companies with mid-sized market capitalization. The stock prices of mid-size companies may be more volatile than stock prices of large capitalization companies. Mid-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Mid-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

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•	THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN NOTES LINKED TO THE VALUES OF EQUITY SECURITIES ISSUED BY GERMAN COMPANIES — The Underlying is composed of equity securities that are issued by German companies. Because the component stocks trade on the FWB® Frankfurt Stock Exchange, the notes are also subject to the risks associated with German securities markets. Generally, German securities markets may be less liquid and more volatile than U.S. securities markets, and market developments may affect German securities markets differently than U.S. securities markets, which may adversely affect the level of the Underlying and the value of your notes. Furthermore, there are risks associated with investments in securities linked to the values of equity securities issued by German companies. There is generally less publicly available information about German companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and German companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by German companies may be adversely affected by political, economic, financial and social factors that may be unique to Germany. These factors include the possibility of recent or future changes in the German government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of Germany), the presence, and extent, of cross shareholdings in German companies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to German companies or investments in German securities and the possibility of fluctuations in the rate of exchange between the euro and the U.S. dollar. Moreover, certain aspects of the German economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•	THE UNDERLYING RETURN WILL NOT BE ADJUSTED FOR CHANGES IN THE EURO RELATIVE TO THE U.S. DOLLAR — The Underlying is composed of stocks denominated in euro. Because the level of the Underlying is also calculated in euro (and not in U.S. dollars), the performance of the Underlying will not be adjusted for exchange rate fluctuations between the U.S. dollar and the euro. Therefore, if the euro strengthens or weakens relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return on the notes.

•	PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing levels of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

•	ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this term sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as

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market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the level of the Underlying has increased since the Trade Date.

•	MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Underlying will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time remaining to the maturity of the notes;

•	the market prices and dividend rates of the stocks composing the Underlying;

•	the composition of the Underlying;

•	interest rates and yields in the market generally;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlying or the markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Underlying on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the level of the Underlying and, therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. To the extent we or our affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our or our affiliates’ interests with respect to such products may be adverse to those of the holders of the notes. Introducing competing products into the marketplace in this manner could adversely affect the level of the Underlying and the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

•	WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING OR THE VALUE OF THE NOTES — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the level of the Underlying and the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying.

•	POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent will also be responsible for determining whether a market disruption event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

•	THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a

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ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date or the Final Valuation Date could adversely affect the level of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity.

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The MDAX® Index (Total Return)

We have derived all information contained in this term sheet regarding the MDAX® Index (Total Return) (the “MDAX® Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such information. Such information reflects the policies of, and is subject to change by, Deutsche Börse AG. The MDAX® Index is calculated, maintained and published by Deutsche Börse AG. Deutsche Börse AG has no obligation to continue to publish, and may discontinue publication of, the MDAX® Index. Additional information concerning the MDAX® Index may be obtained at the Deutsche Börse website. Information contained in the Deutsche Börse website is not incorporated by reference in, and should not be considered part of, this term sheet.

The MDAX® Index (Total Return) is reported by Bloomberg L.P. under the ticker symbol “MDAX.”

The MDAX® Index is a stock index calculated, published and disseminated by Deutsche Börse AG that measures the performance of the shares of 50 mid-cap companies from classic sectors (i.e., sectors other than technology sectors) that are listed on the FWB® Frankfurt Stock Exchange (the “FWB”) and, in terms of market capitalization and stock exchange trading volume, rank below the DAX® Index. The DAX® Index is comprised of the 30 largest and most actively traded companies listed on the FWB. The MDAX® Index has a base level of 1,000 as of December 30, 1987.

The MDAX® Index is capital-weighted, meaning the weight of any individual issue is proportionate to its respective share in the overall capitalization of all index component issuers. The weight of any single company is capped at 10% of the capitalization of the MDAX® Index, measured quarterly. The MDAX® Index is a performance (i.e., total return) index, which reinvests all income from dividend and bonus payments in the MDAX® portfolio.

Composition and Maintenance

The MDAX® Index uses free-float shares in the index calculation, which excludes shares held by 5% shareholders (other than (i) asset managers and trust companies, (ii) investment funds and pension funds and (iii) capital investment companies or foreign investment companies pursuing short-term investment strategies and whose shareholding does not exceed 25% of a company's share capital) and certain other shares that may be limited in their liquidity.

To be included or to remain in the MDAX® Index, companies have to satisfy certain prerequisites. All classes of shares must:

•	be listed in the “prime standard” segment of the FWB;

•	be traded continuously on FWB’s electronic trading system, Xetra®;

•	have a free float of at least 10% of the outstanding shares; and

•	belong to a sector or subsector that is assigned to the “Classic” (i.e., non-technology) area.

Moreover, the companies included in the MDAX® Index must have their registered office or operational headquarters in Germany. A company’s operating headquarters is defined as the location of management or company administration, in part or in full. Alternatively, a company must have the major share of its stock exchange turnover on the FWB and its juristic headquarters in the European Union or in a European Free Trade Association state.

If a company has its operating headquarters in Germany, but not its registered office, this must be publicly identified by the company. The primary trading turnover requirement is met if at least 33% of aggregate turnover over the last twelve months took place on the FWB, including Xetra®.

With the respective prerequisites being satisfied, component stocks are selected for the MDAX® Index according to two quantitative criteria:

•	order book turnover on Xetra® and in FWB’s floor trading (within the preceding 12 months); and

•	free-float market capitalization on the last trading day of each month.

The market capitalization is determined using the average of the volume-weighted average price of the last 20 trading days prior to the last day of the month.

Ordinary adjustments to the MDAX® Index are made each year in March and September, based on the following criteria:

•	Regular Exit (60/60 rule): a company can be removed from the MDAX® Index if it has a turnover ranking worse than 60 or a market capitalization ranking worse than 60. A company can be added to the MDAX® Index that has a better turnover or a better market capitalization ranking compared to the company being deleted. If more than one candidate is available, the decision will be primarily based on the market capitalization. However, the company must still fulfill the regular entry thresholds. If no such candidate exists, the largest company by market capitalization will be added; and

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•	Regular Entry (60/60 rule): a company can be included in the MDAX® Index if it has a minimum turnover ranking of 60 and a minimum market capitalization ranking of 60. A company can be removed from the MDAX® Index that has a worse turnover or a worse market capitalization ranking compared to the company included. If more than one candidate is available, the decision will be primarily based on the market capitalization.

Furthermore, under the “fast-entry” and “fast-exit” rules, which are applied in March, June, September and December:

•	Fast Entry (40/40 rule): a company can be included in the MDAX® Index if it has a minimum turnover ranking of 40 and a minimum market capitalization ranking of 40. A company can be removed from the MDAX® Index that has a worse turnover or a worse market capitalization ranking compared to the company included. If more than one candidate is available, the decision will be primarily based on the market capitalization; and

•	Fast Exit (75/75 rule): a company can be removed from the MDAX® Index if it has a turnover ranking worse than 75 or a market capitalization ranking worse than 75. A company can be added to the MDAX® Index that has a better turnover or a better market capitalization ranking compared to the company being deleted. However, the company must still fulfill the fast-entry thresholds. If more than one candidate is available, the decision will be primarily based on the market capitalization. If no candidate exists, the largest company by market capitalization will be added.

Taking all these criteria into account, Deutsche Börse AG’s working committee for equity indices submits proposals to the management board of Deutsche Börse AG to leave the current index composition unchanged, or to effect changes, as applicable. The final decision as to whether or not to replace an index component stock is taken by the management board of Deutsche Börse AG. Any replacements are publicly announced by Deutsche Börse AG.

Adjustments to the index composition are also made for extraordinary circumstances, such as insolvency or the weighting of a component stock exceeding 10% and its annualized 30-day volatility exceeding 250%.

Calculation

The MDAX® Index is weighted by market capitalization; however, only freely available and tradable shares are taken into account. The MDAX® Index is a performance (i.e., total return) index, which reinvests all income from dividend and bonus payments in the MDAX® portfolio.

The level of the MDAX® Index is based on share prices reported in the Xetra® system. The level of the MDAX® Index is calculated according to the Laspeyres formula, which measures the aggregate price changes in the component stocks against the initial December 30, 1987 level of 1,000. The weighting of any individual component stock within in the MDAX® Index is limited to 10%, measured quarterly.

License Agreement with Deutsche Börse AG

We have entered into an agreement with Deutsche Börse AG providing us and certain of our affiliates or subsidiaries identified in that agreement, for a fee, with a non-exclusive license and the right to use the MDAX® Index, the data related to the MDAX® Index (the “Underlying Index Data”) and trademarks for the MDAX® Index (the “Underlying Index Trademarks”) in connection with the offering of certain securities, including the notes offered herein. The MDAX® Index is owned and published, and the Underlying Index Data and the Underlying Index Trademarks are owned, by Deutsche Börse AG.

The notes are neither sponsored nor promoted, distributed or in any other manner supported by Deutsche Börse AG. Deutsche Börse AG does not give any explicit or implicit warranty or representation, either regarding the results derived from the use of the MDAX® Index, the Underlying Index Data and/or the Underlying Index Trademarks or regarding the Underlying Index value at a certain point in time or on a certain date or in any other respect. The MDAX® Index and the Underlying Index Data are calculated and published by Deutsche Börse AG. Nevertheless, as far as permissible under relevant law, Deutsche Börse AG will not be liable vis-à-vis third parties for potential errors in the MDAX® Index or the Underlying Index Data. Moreover, there is no obligation for Deutsche Börse AG vis-à-vis third parties, including investors in the notes, to point out potential errors in the MDAX® Index.

Neither the publication of the MDAX® Index by Deutsche Börse AG nor the granting of any right to use the MDAX® Index, the Underlying Index Data or the Underlying Index Trademarks in connection with the offering and sale of securities or financial products derived from the MDAX® Index, including the notes offered herein, represents a recommendation by Deutsche Börse AG for a capital investment or contains in any manner a warranty or opinion by Deutsche Börse AG with respect to the attractiveness of an investment in the notes.

In its capacity as sole owner of all rights to the MDAX® Index, the Underlying Index Data, and the Underlying Index Trademarks, Deutsche Börse AG has solely granted to the Issuer of the notes the right to use the Underlying Index Data and the Underlying Index Trademarks as well as any reference to the Underlying Index Data and the Underlying Index Trademarks in connection with the offering of the notes.

“MDAX® Index” is a registered trademark of Deutsche Börse AG.

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Historical Information

The following graph sets forth the historical performance of the MDAX® Index (Total Return) based on its daily closing levels from August 26, 2010 through August 26, 2015. The closing level of the MDAX® Index (Total Return) on August 26, 2015 was 19,137.61. We obtained the historical closing levels of the Index below from Bloomberg L.P., and we have not participated in the preparation of, or verified, such information.

The historical closing levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMS LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $7.50 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.

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